First Silver

Reserve Inc.

Third Quarter Report 2003

Management's Discussion and Analysis of Financial Conditions and the Results of Operations

This discussion and analysis should be read in conjunction with the Company's consolidated financial statements. The Company's reporting currency is the United States dollar. All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise.

In the nine month period ended September 30, 2003, First Silver Reserve Inc. produced 1,498,278 ounces of silver (2002 – 1,826,112 ounces) and 2,215 ounces of gold (2002 – 2,322 ounces) from the Company's wholly owned San Martin Silver Mine in Jalisco State, Mexico. For the three months ending September 30, 2003, silver production was 389,154 ounces (2002 – 657,432 ounces) and gold production was 604 ounces (2002 – 706 ounces). Total mill throughput for the nine month period was 178,582 tonnes (2002 – 199,454 tonnes), as compared to 55,361 tonnes (2002 – 66,394 tonnes) in the three months ending September 30. In the nine month period, the mill head grade was 297 g/tonne silver (2002 – 331 g/tonne) and the mill recovery rate was 87.73% (2002 – 86.10%) as compared to a grade of 254 g/tonne (2002 – 352 g/tonne) and a recovery rate of 86.06% (2002 – 87.61%) for the three months ended September 30, 2003. Mine production was reduced from late June until mid-August, 2003 due to a broken ball mill pinion gear and electrical supply problems. Subsequently, one of the two ball mill motors malfunctioned and replacement and repair of this motor has been extremely difficult and time consuming. A severe and prolonged rainy season during the summer months decreased the overall efficiency of the operation as in – mine working conditions became particularly humid and uncomfortable – leading to reduced stope development and as ore shipments to the mill became saturated and less amenable to processing. The end of the rainy season and the completion of repairs to the ball mill should improve production during the fourth quarter however 2003 production is likely to total below 2 million ounces of silver.

Revenue for the nine month period was US $7.79 million compared with US $8.84 million for the same period in 2002. Revenue for the three month period ending September 30 was $2.09 million compared with $3.82 million for the same period in 2002. Net loss for the three months ending September 30 was $0.53 million or $0.01 per share compared with net earnings of $0.03 million or $0.00 per share for the same period in 2002. Net loss for the nine months ending September 30 was $0.81 million or $0.02 per share compared with a net loss of $0.11 million or $0.00 per share for the same period in 2002. The increased loss was a direct result of lower production revenues (by $1.05 million) and higher administrative costs (by US$ 0.05 million), partially offset by lower sales costs (by $0.37 million) in the first nine months of 2003.

Cost of sales were $6.96 million for the nine month period, as compared to $7.33 million for the year earlier period. General and administrative expenses were $0.80 million for the period as compared to $0.75 million in the first nine months of 2002. Depreciation was $0.74 million for the period, as compared to $0.78 million in the year earlier period. Cash costs, net of gold credits, were $4.66 per ounce of silver in the nine months ending September 30, 2003, as compared to $4.04 per ounce of silver in the year earlier period. Total costs, net of gold credits, were $5.11 per ounce of silver in the nine months ending September 30, 2003, as compared to $4.43 per ounce of silver in the year earlier period. Cash costs, net of gold credits, were $5.31 per ounce of silver in the three months ending September 30, 2003, as compared to $4.95 per ounce of silver in the year earlier period. Total costs, net of gold credits, were $5.99 per ounce of silver in the three months ending September 30, 2003, as compared to $5.27 per ounce of silver in the year earlier period.

Liquidity and Capital Resources

The Company had a working capital deficiency at September 30, 2003 of $0.14 million (comprised of cash and short term investments of $0.40 million and accounts receivable, inventory and prepaid expenses of $1.37 million, less current liabilities of $1.91 million) as compared to a working capital of $0.28 million at December 31, 2002 (comprised of cash of $0.50 million and accounts receivable, inventory and prepaid expenses of $1.48 million, less current liabilities of $1.70 million).

During the period the Company issued 120,000 shares for cash proceeds of $0.069 million on the exercise of director and employee share purchase options. The Company does not currently have a line of credit with any financial institution.

Risks and Uncertainties

The Company's success depends on a number of factors which have been identified in the Management Discussion accompanying the Company's 2002 Annual Audited Financial Statements and which remain unchanged as at the date of this report.

As a primary silver producer, First Silver's revenues are dependent upon the price of silver. For the nine months ending September 30, 2003, the average London afternoon price for silver was US$4.75 per ounce, as compared to US$4.63 per ounce in the prior year period. The price of silver was higher at the end of September, 2003 ($5.12) as compared to the end of September 2002 ($4.53 per ounce) and has trended somewhat higher recently.

While silver prices have increased, they have, until very recently, remained below a level necessary to generate an acceptable return on investment. Given this reality, Management has endeavoured to reduce costs and maintain the operation's viability. At the present time the Company has no hedging in place and therefore is fully exposed to market fluctuations in the price of silver. Management believes that the strong fundamentals of the world silver market bode well for at least a modest rise in silver prices in the next few years. Therefore, the Company intends to continue to remain unhedged in the future so shareholders can benefit from any upward movement in the price of silver.

Exploration

In the San Martin district, the Zuloaga vein, currently in production, is only one of several parallel and intersecting mineralized veins within the claim area. The mine property contains 15 known mineralized fault systems that offer the potential for expansion and development. An April, 2003 report by Dr. Peter Megaw has recommended an aggressive minesite and regional exploration program to uncover the extensive exploration potential of the district.

During September, 2003, the Company commissioned an Arizona-based geophysical consultancy to complete a Natural Source Audio Magneto Tellurics (NSAMT) Survey. NSAMT is a low cost frequency-domain geophysical technique that has had significant success in locating veins in other locales. At San Martin, the survey was designed to uncover the eastern extension of the main Zuloaga vein, which has been faulted and lost at the mine portal so that all mining activity is conducted on the western projection of the vein. If the more accessible eastern extension were discovered and if the silver grade were similar, then significant operating efficiencies could be realized. The Company is awaiting a report on the NSAMT survey.

Due to the need to conserve cash while production was constrained, the Company has conducted little further work on either the El Banco exploration drift or the Rosario haulage adit.

During the period, the Company optioned an 80 hectare property , called El Tajo, located about 16 km (10 miles) northwest of the town of Hostotipaquillo in Jalisco State, Mexico. The El Tajo property covers a historic silver mine which may have significant exploration potential. The Company has received permits to conduct an 8 hole drill program totaling 1,660 meters and is currently establishing drill pads on the property. The El Tajo property lies some 18 km (11 miles) north-west of the Cinco Minas Project of Tumi Resources Limited (TSX Venture Exchange – TM.V) where recent drilling has uncovered bonanza silver mineralization.

First Silver Reserve Inc.

Consolidated Financial Statements
September 30, 2003
(expressed in U.S. dollars)

First Silver Reserve Inc.

Consolidated Balance Sheets

(expressed in U.S. dollars)

	September 30, 2003 $	December 31, 2002 $
Assets		
Current assets		
Cash and cash equivalents	405,599	497,277
Accounts receivable	601,571	784,888
Inventories	603,954	620,223
Prepaid expenses	164,005	81,689
	1,775,129	1,984,077
Resource assets	3,993,636	4,373,487
	5,768,765	6,357,564
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	1,214,650	891,426
Other taxes payable	697,408	807,107
	1,912,058	1,698,533
Future income taxes	762,093	734,849
Other long-term liabilities	2,545,761	2,668,445
	5,219,912	5,101,827
Shareholders' Equity		
Share Capital	1,256,046	1,186,861
Cummulative Translation Gain (Loss)	31,993	-
Retained earnings	(739,186)	68,876
	548,853	1,255,737
	5,768,765	6,357,564

Nature of operations and going concern (note 1)

Approved by the Board of Directors

"Hector Davila Santos" Director "Len Brownlie" Director

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Statements of Earnings and Retained Earnings

For the nine months ended September 30, 2003 and 2002

(expressed in U.S. dollars)

	For The Three Months Ended September 30, 2003 $	For The Three Months Ended September 30, 2002 $	For The Nine Months Ended September 30, 2003 $	For The Nine Months Ended September 30, 2002 $
Revenue				
Sales	2,088,658	3,862,636	7,785,598	8,877,932
Other	2,295	(40,765)	7,400	(33,002)
	2,090,953	3,821,871	7,792,998	8,844,930
Cost and expenses				
Cost of sales	2,047,981	3,225,547	6,961,407	7,332,647
General and administrative	245,548	277,085	801,927	753,473
Employee profit sharing	-	-	-	-
Depreciation and depletion	296,621	229,942	739,948	776,675
Foreign exchange (gain) loss	40,816	20,156	81,614	64,171
	2,630,966	3,752,730	8,584,896	8,926,966
(Loss) earnings before income taxes	(540,013)	69,141	(791,898)	82,036
Provision for (recovery of) income taxes				
Current	-	-	-	-
Future	10,651	37,882	16,164	28,690
	10,651	37,882	16,164	28,690
Net (Loss) earnings for the period	(529,362)	31,259	(808,062)	(110,726)
Retained earnings - Beginning of period	(209,824)	215,123	68,876	357,108
Retained earnings - End of period	(739,186)	246,382	(739,186)	246,382
Earnings (loss) per share	($0.01)	$0.00	($0.02)	$0.00

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Statements of Cash Flows

For the nine months ended September 30, 2003 and 2002

(expressed in U.S. dollars)

	For The Three Months Ended September 30, 2003 $	For The Three Months Ended September 30, 2002 $	For The Nine Months Ended September 30, 2003 $	For The Nine Months Ended September 30, 2002 $
Cash flows from operating activities				
Net earnings (loss) for the year	(529,362)	31,259	(808,062)	(110,726)
Items not affecting cash				
Depreciation and depletion	296,621	173,643	739,948	776,675
Cummulative translation gain (loss)	39,968	(304,873)	31,993	(313,645)
Future income taxes	1,910	644,414	27,244	275,381
	(190,863)	544,443	(8,877)	627,685
Changes in non-cash working capital items	387,412	(286,720)	330,795	(302,993)
	196,549	257,723	321,918	324,692
Cash flows from financing activities				
Issue of share capital	56,187	(51,678)	69,185	245,662
Increase (Reduction) in long term debt	(139,081)	(147,370)	(122,684)	206,322
	(82,894)	(199,048)	(53,499)	451,984
Cash flows from investing activities				
Resource asset expenditures	(55,703)	(185,922)	(360,097)	(565,187)
	(55,703)	(185,922)	(360,097)	(565,187)
(Decrease) Increase in cash and short-term equivalents	57,952	(127,247)	(91,678)	211,489
Cash and cash equivalents - Beginning of period	347,647	679,437	497,277	340,701
Cash and cash equivalents - End of period	405,599	552,190	405,599	552,190

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Notes To Consolidated Statements

For the nine months ended September 30, 2003

1 Basis of presentation

These consolidated financial statements include the accounts of First Silver Reserve Inc. (the company), and its wholly owned subsidiary Minera El Pilon S.A. de C.V. (El Pilon), which owns the San Martin silver mine and adjacent properties in Jalisco State, Mexico. El Pilon.

These interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company's annual consolidated financial statements. Certain information and footnote disclosure normaly included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report.

2 Capital stock

Authorized
100,000,000 common shares without par value

Issued and outstanding

	Number of shares	$
Balance – December 31, 2002	37,671,921	1,186,861
Issued upon exercise of share purchase options	120,000	69,185
Balance – September 30, 2003	37,791,921	1,256,046

Stock options outstanding

The company has a formal stock option plan. Options and terms are granted by the directors according to the Articles of the Plan. The following table summarizes information about the options at September 30, 2003 and the changes for the nine months then ended:

	2003		2002	
	Number of shares	Weighted average exercise price Cdn. $	Number of shares	Weighted average exercise price Cdn. $
Options outstanding – Beginning of period	745,000	0.57	1,530,000	0.55
- Exercised during period	120,000	0.73	825,000	0.55
- Issued during period	250,000	1.03	215,000	0.82
Options outstanding - End of period	825,000	0.66	920,000	0.61

Effective 1 January 2002, the company adopted the recommendations of CICA Handbook Section 3870, Stock –based compensation. The new standard requires that stock-based awards made to non-employees are to be measured and recognized using the fair value based method. During the nine months ended 30 September 2003, the company granted options to purchase up to 250,000 shares of the company's stock to directors and officers of the company at an exercise price of $0.93 per share as to 200,000 shares and at $1.42 per share as to 50,000 shares, with a fair value of $47,175 on the grant date. The pro-forma impact on income (loss) and earnings (loss) per share is as follows:

	Nine Months Ending September 30, 2003		NineMonths Ending September 30, 2002	
Net Loss				
As Reported	$	(808,062)	$	(110,726)
Pro Forma	$	(855,237)	$	(188,464)
Net Loss Per Share				
As Reported	$	(0.02)	$	(0.003)
Pro Forma	$	(0.012)	$	(0.005)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Nine Months Ending September 30, 2003	Nine Months Ending September 30, 2002
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	35%	50%
Risk-free interest rate	2.54%	4.33%
Expected life of options	5 years	5 years

The weighted average grant-date fair value of options granted was $0.324 (2002: $0.399) per option.

CORPORATE INFORMATION

CORPORATE ADDRESS

Suite 584 –885 Dunsmuir Street
Vancouver, B.C.
V6C 1N5
Phone: (604) 602-9973
Toll-free: (888) 377-6676
Fax: (604) 681-5910
Email: info@firstsilver.com
Internet: www.firstsilver.com

Minera El Pilon S. A. de C. V.
Valparaiso No. 2367
Col. Providencia
Guadalajara, Jalisco
C.P. 44610 Mexico
Phone: 011-52-3-817-3442
Fax: 011-52-3-817-3314

DIRECTORS AND OFFICERS

Hector Davila Santos
Director, President, CEO
Guadalajara, Mexico

Jim O'Rourke, P.Eng.
Director
Vancouver, B.C.

Victor Garcia Jimenez
Director
Mexico City, Mexico

Len W. Brownlie, Ph.D
Director and Corporate Secretary
Vancouver, B.C.

Robert Young, P.Eng
Director
Vancouver, B.C.

Rodney A. Shier, C.A.
Vice-President Finance and CFO
Vancouver, B.C.

LISTED

TSX Exchange
Symbol: FSR
CUSIP#: 3364A102
SEC 12g3-2(b) exemption #82-3449

TRANSFER AGENT

Computershare Trust
510 Burrard Street
Vancouver, B.C.
V6C 3B9

SOLICITORS

Farris, Vaughan, Wills & Murphy
2600 - 700 West Georgia Street
Vancouver, B.C.
V7Y 1B3

Garcia Jimenez & Associados
San Francisco 656
Col. De Valle
Deleg. Benito Juarez
Mexico City, D.F.
03100 Mexico

AUDITORS

PricewaterhouseCoopersLLP
609 GranvilleStreet
Vancouver, B.C.
V7Y 1L3

PricewaterhouseCoopers
Av. Prolongacion Americas 1592 4to.
Piso
Col. Country Club
44620 Guadalajara, Jal.
Mexico